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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brazos Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6454 Vickery Blvd.
(No. and Street)

Dallas	TX	75214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Sims 214-827-5960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal and Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Bill F. Sims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brazos Securities, Inc., as of March 12, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARI ELAINE HAZEN
Notary Public, State of Texas
Comm. Expires 01-22-2023
Notary ID 11733671

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brazos Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Brazos Securities, Inc.
6454 Vickery Blvd.
Dallas TX 75214

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Brazos Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Brazos Securities, Inc.'s auditor since 2019.

Sugar Land, TX

March 11, 2019

Brazos Securities, Inc.

Financial Statements

For the Year-ending December 31, 2018

Brazos Securities, Inc.
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

		December 31, 2018
ASSETS		
Cash and Cash Equivalents	$	30,004
Deposits with Clearing Organizations	$	10,059
Commissions Receivable	$	12,823
Marketable Securities	$	15,305
Office Equipment at Cost less Accumulated Depreciation of $17,708	$	183
TOTAL ASSETS	$	68,374
LIABILITIES & STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable	$	44,590
Payroll Taxes Payable	$	2,801
Total Liabilities	$	47,391
Stockholder's Equity		
Common Stock, 1,000,000 shares of $1.00 par value authorized, 1,000 shares issued and outstanding	$	1,000
Paid-in Capital	$	73,500
Retained Earnings	$	(3,694)
Net Loss	$	(48,259)
Accumulated Other Comprehensive Income	$	(1,564)
Total Stockholder's Equity	$	20,983
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	68,374

The accompanying notes are an integral part of these financial statements.

Brazos Securities, Inc.
Statement of Comprehensive Income (Loss)
As of and for the Year-Ended December 31, 2018

		Year Ended 12/31/2018
Revenues		
Commissions	$	195,328
Other	$	137,767
Total revenue	$	333,095
Costs and Operating Expenses		
Salaries, Commissions and Payroll Taxes	$	227,818
Clearance	$	30,694
Communications	$	4,617
Occupancy Costs	$	12,000
Licenses and Permits	$	5,213
Other Expenses	$	102,719
Total Operating Expenses	$	383,061
Other Income and Expenses		
Gain on Investment	$	5,481
Dividend Income	$	32
Interest Income	$	2,843
Interest Expense	$	(114)
Total Other Income	$	8,242
Tax Provision	$	198
Net Loss	$	(41,922)
Other Comprehensive Income		
Unrealized gain or loss on available for sale security	$	(7,901)
Comprehensive Income (Loss)	$	(49,823)

The accompanying notes are an integral part of these financial statements.

Brazos Securities, Inc.
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

OPERATING ACTIVITIES		
Net Loss	$	(49,823)
Depreciation		564
Advances		2,250
Commissions Receivable		(8,437)
Accounts Payable		42,340
Accrued Expenses		2,759
Net cash provided by (used in) Operating Activities		(10,347)
FINANCING ACTIVITIES		
Additional Paid-In Capital		17,000
Deposits with Clearing Firm		(45)
Net cash provided by Financing Activities		16,955
INVESTING ACTIVITIES		
Unrealized Gain		11,778
Net cash provided by Investing Activities		11,778
Net cash increase for period		18,386
Cash at beginning of period		11,618
Cash at end of period	$	30,004

The accompanying notes are an integral part of these financial statements.

Brazos Securities, Inc.
Statement of Changes in Stockholder's equity,
As of and for the Year-Ended December 31, 2018

	Common Shares Issued	Common Stock	Additional Pai-in Capital	Retained Earnings	Total
Balance at January 01, 2018	1,000	$ 1,000	$ 56,500	$ (3,694)	$ 53,806
Paid-in Capital			$ 17,000		$ 17,000
Net comprehensive income				$ (49,823)	$(49,823)
Balance at December 31, 2019		$ 1,000	$ 73,500	$ (53,517)	$ 20,983

The accompanying notes are an integral part of these financial statements.

Brazos Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

A. COMPANY:

BRAZOS SECURITIES, INC., formed in 1987, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICA NT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Securities** - Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4. **Equipment** - Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using the straight-line method.

5. **Income Taxes** -The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
   This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

As of December 31, 2018, the Company had a current tax provision in the amount of $3,789 and net operating loss (NOL) carry-forwards of $62,542 which will expire from 2017 through 2037. The Company used the NOL tax benefit to reduce the tax liability for current year reducing the tax benefit to $9,930.

We believe that it is more likely than not that the benefit from certain NOL carry-forwards will not be realized in future years. In recognition of this risk, we have provided a valuation allowance of $9,930 on the deferred tax assets relating to these federal NOL carry-forwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2018, will be accounted for as a reduction of income tax expense and/or an increase in equity.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. FAIR VALUE MEASUREMENTS:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have not any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did have Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The Company did not have any Level 3 assets or liabilities.

At December 31, 2018, The Company has Level I marketable securities which are measured at fair value on a recurring basis. Unrealized gains and losses are included in other income. The following table presents the Company's fair value hierarchy for its marketable securities classified as available-for-sale.

	Level 1	Level 2	Level 3	Total
Securities	$15,305			$15,203

D. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule l 5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $7,219 which was $2,219 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.56 to 1.

E. **AFFILIATED ENTITY:**

Office facilities are leased from an entity affiliated through common ownership. Rental payments during the year ended December 31, 2018 totaled $12,000.

F. **REGULATORY MATTER:**

During the year 2018, the Texas State Securities Board claimed that one customer of a former representative was inappropriately moved to a fee-based platform. The firm was censured, ordered to pay a fine of $20,000 and restitution in the amount of $32,569. The amounts paid November 13, 2018 and February 22, 2019, respectively.

G. **SUBSEQUENT EVENTS:**

The Company has evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued, and there have occurred no subsequent events that would require adjustment or disclosure to the financial statements.

Brazos Securities, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2018

Brazos Securities, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	20,983
Non-Allowable Assets	$	13,006
Haircuts on Securities Positions		
Securities Haircuts	$	757
Undue Concentration Charges	$	-
Net Allowable Capital	$	7,219

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	3,161
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	2,219

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	47,391
Percentage of Aggregate Indebtedness to Net Capital		656.45%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	7,219
Adjustments		
Increase (Decrease) in Equity	$	(0)
(Increase) Decrease in Non-Allowable Assets	$	(0)
(Increase) Decrease in Securities Haircuts	$	(0)
(Increase) Decrease in Undue Concentration Charges	$	(0)
Net Capital per Audit	$	7,219
Reconciled Difference	$	(0)

Brazos Securities, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $7,219 which was $2,219 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 656.45%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Brazos Securities, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on Brazos Securities, Inc.'s Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Billy Sims
Brazos Securities, Inc.
6454 Vickery Blvd.
Dallas, TX 75214

Dear Billy Sims:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Brazos Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Brazos Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Brazos Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brazos Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March 11, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Brazos Securities, Inc.
6454 Vickery Blvd.
Dallas, TX 75214

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Brazos Securities, Inc.;

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Billy Sims
President
Brazos Securities, Inc.

Brazos Securities, Inc. - (214) 827-5960 - bsims@brazsec.com